SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2006

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒        No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

Attached is the Company’s Press Release dated June 6, 2006, entitled “ViryaNet Reports Its Fourth Fiscal Quarter and Full Year 2005 Financial Results”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

Date: June 7, 2006	By:	/S/ ALBERT A. GABRIELLI
	Name:	Albert A. Gabrielli
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description

99.1	Press release issued by the Company on June 6, 2006, entitled “ViryaNet Reports Its Fourth Fiscal Quarter and Full-Year 2005 Financial Results”

Exhibit 99.1

FOR IMMEDIATE RELEASE

Contacts:

Albert Gabrielli ViryaNet 508-490-8600, ext 3038	Jack McAvoy ViryaNet 508-490-8600, ext 3090

VIRYANET REPORTS ITS FOURTH FISCAL QUARTER

AND FULL-YEAR 2005 FINANCIAL RESULTS

Company Achieves 19% Annual Revenue Growth

Southborough, Mass. — June 6, 2006 — ViryaNet (Nasdaq: VRYA), a leading provider of solutions that automate business processes for mobile workforce management and field service delivery, today announced financial results for its fourth quarter and full-year 2005.

Total revenues for the fourth quarter, ended December 31, 2005, were $3.1M, an increase of 45% from $2.1M of revenue recorded for the fourth quarter of 2004, and a 22% decrease from $4.0M of revenue recorded for the third quarter of 2005. For the fiscal year 2005, total revenues were $14.2M, an increase of 19% from $11.9M of total revenues recorded in 2004.

For the fourth quarter, ended December 31, 2005, the Company reported a net loss of $1.6M, or $0.22 per basic and diluted share, compared to a net loss of $2.2M, or $0.41 per basic and diluted share for the fourth quarter of 2004, and compared to a net loss of $2.0M, or $0.30 per basic and diluted share for the third quarter of 2005. For the fiscal year 2005, the Company reported a net loss of $6.1M, or $0.94 per basic and diluted share, compared to a net loss of $4.2M, or $0.85 per basic and diluted share for the fiscal year 2004. The net loss results for 2005 include a one-time non-cash finance expense of $0.8M related to the accounting for a modification to the terms of an existing convertible note that occurred during the third quarter of 2005.

Professional services revenues grew by 40% to $2.9M for the fourth quarter of 2005, compared to $2.1M for the fourth quarter of 2004, and decreased 27% from $3.9M for the third quarter of 2005. For the year ended 2005, professional services revenue grew 42% to $12.5M, compared to $8.8M for the fiscal year 2004. Software license revenues increased to $0.2M for the fourth quarter of 2005, compared to $0.1M for the fourth quarter of 2004, and compared to $0.1M for the third quarter of 2005. For the year ended 2005, software license revenue decreased by 45% to $1.7M, compared to $3.1M for the year ended 2004.

The Company reported a gross profit of $1.2M for the fourth quarter of 2005, or a gross margin of 37%, compared to a gross profit of $0.4M, or a gross margin of 17% in the fourth quarter of 2004, and compared to a gross profit of $1.6M, or a gross margin of 40% in the third quarter of 2005. For the fiscal year 2005, the Company reported an increase in gross profit to $6.0M, or a gross margin of 42%, compared to a gross profit of $4.9M, or a gross margin of 41%.

Operating expenses for the fourth quarter of 2005 were $2.5M, compared to $2.4M for the fourth quarter of 2004, and compared to $2.7M for the third quarter of 2005. The reduction in expenses from the third quarter to the fourth quarter of 2005 was related to headcount reduction actions the Company undertook as part of an ongoing cost reduction program and organizational realignment, which began in the third quarter of 2005 and has continued into 2006.

The Company’s cash position on December 31, 2005 was $2.0M, compared to $2.9M on December 31, 2004, and increased slightly from the Company’s cash position on September 30, 2005 of $1.9M. The Company’s short-term and long-term bank debt position on December 31, 2005 was $2.2M, compared to $2.8M for the same period one year ago, and compared to $1.8M on September 30, 2005. During the fourth quarter of 2005, the Company restructured its bank debt by converting $1.8M of short-term debt to long-term debt payable over three years in quarterly installments of $150,000 with the first payment due on April 1, 2006 and with interest payable quarterly at a rate of LIBOR plus 2.25%.

The Days of Sales Outstanding (DSO) for the Company in the fourth quarter of 2005 was 39 days, compared to 40 days in the third quarter of 2005.

“During 2005, ViryaNet expanded its market footprint with new deals and in new geographies, continued investing in the integration of its acquired companies, and demonstrated its ability to cross-sell its extended product offering into a consolidated installed base. The Company continued its cost reduction efforts in combination with organizational rebalancing intended to strengthen the Company’s focus on providing value to its customers, positively impacting its financial performance, and paving the way towards profitability,” stated Memy Ish-Shalom, president and CEO, ViryaNet.

“In 2006, we will continue to expand our market share worldwide, with the help of increasingly capable partners, by leveraging our superior technology, high-value solutions, and domain expertise,” continued Mr. Ish-Shalom. “We will continue to focus on our core target industries of utilities, telecommunications and retail/grocery, while seeking opportunities to strategically enter new vertical markets. Operationally, we will invest significantly in our sales and marketing efforts and in the quality of deliverables from our customer care and development organizations. Our goal is to provide superior, functionally rich mobile workforce management solutions and, in doing so, build a thriving, healthy, and profitable company.”

2005 Accomplishments

2005 saw significant accomplishments, including:

New Sales

Either through its direct sales force or through the efforts of partnerships, ViryaNet welcomed eight new customers in 2005, including leading retail company Kroger, Integral Energy, JRC, Gold Coast Water, Securicor, two manufacturing companies located in Japan, and a major communications company in the United Kingdom. The Company also demonstrated its ability to cross sell into existing accounts by implementing Service Scheduler, ViryaNet’s scheduling and optimization engine, in the gas operations of a tier-one utility company that previously deployed ViryaNet’s WorkUP product in its electric business.

eWise Acquisition

On June 15, 2005, the Company announced the formation of its Australian subsidiary, which acquired substantially all of the assets of eWise Solutions Ltd. of Melbourne, Australia. eWise was focused on selling mobile workforce management solutions to water companies in the utility market. Since the acquisition, ViryaNet extended its position in the Australian market with a new customer win at Gold Coast Water, and increased its concentration of sales and marketing efforts in the Asia Pacific region.

Customer Implementations

Several of ViryaNet’s customers rolled out ViryaNet’s products, including Innserve, Alta Gas, two manufacturing companies located in Japan, Jackson Energy, a tier-one utility company mentioned earlier, Penn Telecomm, Vectren, Securicor, Montana Dakota Utilities, Central Maine Power, Duquense, and Con Ed.

Product and Solutions

In addition to issuing several product releases during the year that improved the functionality and usability of its products, the Company’s R&D organization delivered an electronic Vegetation Management Solution (eVMS) for the utility vegetation management industry, received product certification from SAP (to operate on the SAP NetWeaver Application Server), and integrated the ViryaNet product with TomTom technology, an advanced GPS navigation and resource tracking system.

Leadership

At the beginning of 2006, the Company appointed Memy Ish-Shalom as its new president and CEO. Mr. Ish-Shalom brings more than 20 years of senior management and leadership experience to the Company, serving in past executive positions at high technology and enterprise software companies. As well, the Company promoted Jeff Oskin, former VP, International Sales, to the position of ViryaNet’s COO. Mr. Oskin also possesses a strong track record within the field service sector.

About ViryaNet

ViryaNet is a provider of software applications that improve the quality and efficiency of an organization’s service operations. ViryaNet’s products enable companies in the utilities, telecommunications, retail, insurance, and general service sectors to manage and optimize mission critical business processes, resulting in increased service revenues, decreased service costs, and maximized customer satisfaction. The robust set of applications help companies improve workforce scheduling, dispatching, and activity reporting; customer contract and entitlement automation; and asset, logistics, and depot repair management. Visit ViryaNet at www.viryanet.com.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for the Company’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

VIRYANET LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2004	2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,943	$2,040
Trade and unbilled receivables ,net	1,446	1,322
Other accounts receivable and prepaid expenses	890	785

Total current assets	5,279	4,147

SEVERANCE PAY FUND	735	795

PROPERTY AND EQUIPMENT, NET	310	295

CUSTOMER RELATIONSHIP, NET	898	1,099

OTHER INTANGIBLE ASSETS AND DEBT ISSUANCE COST, NET	660	1,072

GOODWILL	6,516	7,048

Total assets	$14,398	$14,456

VIRYANET LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2004	2005
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit	$1,513	$253
Current maturities of long-term bank loans	1,045	698
Trade payables	1,118	1,074
Deferred revenues	2,729	3,193
Other accounts payable and accrued expenses	2,334	2,241
Loan from related party	—	285
Short-term Convertible note	—	407

Total current liabilities	8,739	8,151

LONG-TERM LIABILITIES:
Long-term bank loan, net of current maturities	261	1,293
Long-term Convertible note	2,500	3,592
Accrued severance pay	1,220	1,237

Total long-term liabilities	3,981	6,122

COMMITMENTS AND CONTINGENT LIABILITIES
SHAREHOLDERS’ EQUITY:
Share capital	1,312	1,769
Additional paid-in capital	108,511	112,789
Deferred stock compensation	(50)	(135)
Accumulated other comprehensive loss	(348)	(435)
Accumulated deficit	(107,747)	(113,805)

Total shareholders’ equity	1,678	183

Total liabilities and shareholders’ equity	$14,398	$14,456

VIRYANET LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Three months ended December 31		Year ended December 31
	2004	2005	2004	2005
	Unaudited
Revenues
Software licenses	$90	$231	$3,114	$1,720
Maintenance and services	2,050	2,877	8,806	12,487

Total revenues	2,140	3,108	11,920	14,207

Cost of revenues:
Software licenses	11	100	288	358
Maintenance and services (1)	1,757	1,857	6,743	7,855

Total cost of revenues	1,768	1,957	7,031	8,213

Gross profit	372	1,151	4,889	5,994

Operating expenses:
Research and development, net	674	513	2,069	2,504
Selling and marketing (1)	1,101	1,067	4,398	5,214
General and administrative (1)	609	940	2,214	3,004

Total operating expenses	2,384	2,520	8,681	10,722

Operating loss	2,012	(1,369)	(3,792)	(4,728)
Financial expenses, net	(195)	(202)	(363)	(1,330)

Net loss	$(2,207)	$(1,571)	$(4,155)	$(6,058)

Basic and diluted net loss per share	$(0.41)	$(0.22)	$(0.85)	$(0.94)

Weighted average number of shares used in computing basic and diluted net loss per Ordinary share	5,413,718	7,295,486	4,888,062	6,474,169

(1) The breakdown of stock-based compensation over expenses is as follows:
Cost of revenues	$—	$—	$2	$1
Selling and marketing	10	10	31	46
General and administrative	13	15	65	74
Total	$23	$25	$98	$121

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